UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Cloudera, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

18914U100

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 18914U100

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Intel Corporation 94-1672743
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 26,065,827
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 26,065,827
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,065,827
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9)* 18.5%
12.	Type of Reporting Person (See Instructions) CO

*	See Item 4 below.

Item 1.

	(a)	Name of Issuer Cloudera, Inc.

	(b)	Address of Issuer’s Principal Executive Offices 395 Page Mill Road Palo Alto, CA 94306

Item 2.

	(a)	Name of Person(s) Filing Intel Corporation

	(b)	Address of Principal Business Office or, if none, Residence 2200 Mission College Boulevard Santa Clara, California 95054-1549

	(c)	Citizenship Delaware

	(d)	Title of Class of Securities Common Stock

	(e)	CUSIP Number 18914U100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a), (b), and (c)

Reporting Persons	Number of Shares With Sole Voting and Dispositive Power	Number of Shares With Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned*
Intel Corporation	26,065,827	0	26,065,827	18.5%

*	Based upon 141,233,240 shares of common stock of the Issuer outstanding as of November 30, 2017 as disclosed in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on December 8, 2017.

Intel Corporation and the Issuer entered into a voting and standstill agreement, which became effective upon completion of the Issuer’s initial public offering. The voting and standstill agreement governs certain matters related to the Issuer’s common stock, including the power to vote the shares reported herein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 12, 2018

INTEL CORPORATION

By:	/s/ Susie Giordano
Name:	Susie Giordano
Title:	Corporate Vice President and Corporate Secretary

INTEL CORPORATION

POWER OF ATTORNEY

The undersigned hereby constitutes and appoints Susie Giordano and Steven R. Rodgers, and with full power of substitution, the undersigned’s true and lawful attorney-in-fact with full power to execute and file with the Securities and Exchange Commission and any stock exchange or similar authority, any report required to be filed pursuant to Section 13 of the Securities Exchange Act of 1934 (as amended, the “Act”), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto said attorney-in-fact the power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

This Power of Attorney shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person to whom power of attorney has been hereby granted ceases to be an employee of Intel Corporation.

The undersigned has caused this Power of Attorney to be executed as of August 7, 2017.

INTEL CORPORATION

By:	/s/ Robert H. Swan
Robert H. Swan Executive Vice President and Chief Financial Officer